UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

19 November 2021

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo plc

Capital Markets Day 2021

On 16 November 2021, Diageo plc held its biennial Capital Markets Day in London to discuss how Diageo is successfully executing its strategy to deliver consistent, sustainable growth, to highlight Diageo’s competitive advantages and how its people and culture are delivering on its ambition to be one of the best performing, most trusted and respected consumer products companies in the world.

The presentations from the Capital Markets Day were as follows:

1.
Opening Session
            http://www.rns-pdf.londonstockexchange.com/rns/0011T_1-2021-11-19.pdf

2.
Best Brand Builders
http://www.rns-pdf.londonstockexchange.com/rns/0011T_2-2021-11-19.pdf

3.
Supply Excellence
http://www.rns-pdf.londonstockexchange.com/rns/0011T_3-2021-11-19.pdf

4.
Advantaged Culture
http://www.rns-pdf.londonstockexchange.com/rns/0011T_4-2021-11-19.pdf

5.
Profitable Growth Algorithm
http://www.rns-pdf.londonstockexchange.com/rns/0011T_5-2021-11-19.pdf

James Edmunds
Deputy Company Secretary

19 November 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 19 November 2021

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary